Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	NAME AND ADDRESS

Electra Battery Materials Corporation. (“Electra” or the “Company”)

133 Richmond Street W, Suite 602

Toronto, Ontario

M5H 2L3

ITEM 2	DATE OF MATERIAL CHANGES

August 21, 2025 and August 22, 2025

ITEM 3	NEWS RELEASES

The Company issued news releases on August 21, 2025 and August 25, 2025 relating to the material change, which were disseminated through Business Wire and subsequently filed on SEDAR+.

ITEM 4	SUMMARY OF MATERIAL CHANGES

The Company entered into a term sheet and transaction support agreement with its Lenders (as defined below) pursuant to which it will launch a debt-to-equity conversion that will reduce its convertible debt outstanding by 60% as part of a comprehensive financial restructuring (the “Transaction”). In addition, the Company intends to launch a US$30 million financing (the “Equity Financing”), which will include a US$10 million conditional commitment from the Lenders.

The Company also appointed David Stetson to the board of directors of the Company (the “Board”).

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGES

On August 21, 2025, the Company entered into a term sheet and transaction support agreement with its Lenders pursuant to which it will launch a debt-to-equity conversion that will reduce its convertible debt outstanding by 60% as part of a comprehensive financial restructuring. In addition, the Company intends to launch a US$30 million Equity Financing, which will include a US$10 million conditional commitment from the Lenders.

Key Terms

•	Electra will convert approximately US$40 million of its outstanding Notes (as defined below), plus accrued and unpaid interest, into equity at a price of US$0.60 per Common Share (as defined below). This exchange will reduce total debt under the Notes to approximately US$27 million.

•	The concurrent Equity Financing will consist of US$30 million of Units (as defined below) at a price of US$0.75 per Unit. Each Unit will consist of one Common Share and one Common Share purchase Warrant (as defined below), with each Warrant exercisable for one Common Share for US$1.25 for a period of three (3) years from the date of issuance. The Equity Financing is expected to close in tandem with the Transaction.

•	Current shareholders will have the right to purchase Units on the same terms as new investors, in proportion to their existing Common Share ownership.

•	The remaining 40% of the Notes, plus accrued and unpaid interest, will be exchanged for a new term loan, maturing three years after completion of the Transaction.

•	To support operations during the restructuring process, the Lenders provided US$2 million in short-term bridge debt in the form of 90-day Bridge Notes (as defined below) on August 22, 2025. In return, the Lenders will gain the right to appoint one director to Electra’s board of directors (the “Board”) and the Company appointed the Lender’s nominee, David Stetson, to the Board on August 22, 2025 pursuant to the terms of a board nomination agreement (the “Board Nomination Agreement”) dated the same day.

•	The Bridge Notes will fund working capital needs leading up to a meeting of shareholders of the Company, regulatory approvals, and the closing of the Equity Financing, mitigating near-term default risk.

•	Following completion of the Equity Financing and the Transaction, the Company intends to increase its Board size from five to seven members, with the Lenders having the right to appoint up to three Board members, relative to their ownership stake in the Company.

Details of the Transaction

Pursuant to the Transaction, holders of the Notes (the “Lenders”) will exchange 60% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the 8.99% senior secured convertible notes due February 13, 2028 and 12.0% senior secured convertible notes due November 12, 2027 (collectively, the “Notes”) for Common Shares at an exchange price of US$0.60 per Electra common share (“Common Share”), representing 60% of the aggregate value of the Notes, inclusive of principal and accrued and unpaid interest, reducing total debt under the Notes to approximately US$27 million.

The Lenders will exchange the remaining 40% of the aggregate principal amount and the aggregate amount of all accrued and unpaid interest of the Notes for an equal aggregate principal amount of a new term loan. Interest on the new term loan will be payable in cash or in kind at the Company’s election at a rate per annum of 8.99% if paid in cash or 11.125% if paid in kind. The new term loan will mature three (3) years from the date of the closing of the Transaction.

To support operations during the Transaction process, the Lenders purchased US$2 million aggregate principal amount of unsecured 90-day promissory notes (“Bridge Notes”) to fund working capital (the “Bridge Financing”) on August 22, 2025. Interest on the Bridge Notes will be payable in cash at maturity at a rate of 12.00% per annum. Upon purchase of the Bridge Notes, the Lenders were granted the right to appoint a director to the Board pursuant to the terms of the Board Nomination Agreement. The Company must redeem the Bridge Notes at a redemption price equal to 100% of the aggregate principal amount of the Bridge Notes, plus all accrued and unpaid interest thereon, in connection with the completion of the Transaction.

Pursuant to the terms of the Board Nomination Agreement, the Company appointed the Lender’s nominee, David Stetson, to the Board on August 22, 2025.

The Transaction remains subject to the satisfaction of a number of conditions precedent, including receipt of regulatory approvals (including the TSX Venture Exchange (the “TSXV”)) and shareholder approval, as it is expected that the Transaction will result in the creation of one or more “control persons,” as defined under applicable securities law, and the negotiation and execution of definitive documentation for the Transaction on terms acceptable to the Company and the Lenders. In connection with the Transaction, the Company will hold a special meeting of shareholders, expected to be held in October 2025, where shareholders will, among other things, be asked to approve a consolidation of the Company’s shares at a ratio to be determined by the Board. The Transaction is expected to close shortly thereafter. All components of the Transaction are expected to occur concurrently, other than the funding of the Bridge Notes which is expected to occur in the coming days.

Details of the Equity Financing

The Equity Financing will consist of units (“Units”) raising US$30 million at a price of US$0.75 per Unit. Each Unit will consist of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant exercisable for one Common Share for US$1.25 for a period of three (3) years from the date of issuance. The Equity Financing will include a US$10 million commitment from the Lenders, subject to the satisfaction of certain conditions.

It is anticipated that the net proceeds from the Equity Financing will be used to fund the completion and ramp-up of the Company’s cobalt refinery in Temiskaming Shores, Ontario, to repay the Bridge Notes to be issued to the Lenders, and for general corporate and working capital purposes.

The Equity Financing will close in tandem with the Transaction. In the event the gross proceeds from the Equity Financing are greater than US$34.5 million the Company will allocate the excess to repayment of the Notes at a purchase price of par plus accrued and unpaid interest.

The Company will issue a further news release once the structure for the Equity Financing has been finalized.

TSXV Waiver

Neither the equitization price of the Notes, nor the offering price of the Units comply with the TSXV minimum pricing requirements under TSXV Policy 4.1 – Private Placements which mandate that the offering price of securities issued under an equity offering must not be less than the Discounted Market Price (as defined in the policies of the TSXV) for the Common Shares. The Company has therefore applied for a waiver in respect of the pricing requirements, however, there is no assurance that such a waiver will be granted.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) of national instrument 51-102

Not applicable.

ITEM 7	OMITTED INFORMATION

Not applicable.

ITEM 8	EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and this report:

Heather Smiles

Vice President, Investor Relations & Corporate Development

Telephone: 416 900-3891

ITEM 9	DATE OF REPORT

August 25, 2025

Cautionary Note Regarding Forward-Looking Statements

This material change report may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements and include, but are not limited to, statements regarding the closing of the Transaction and anticipated timing thereof, the expected reduction in the Company’s outstanding debt and the impact on its capital structure, the expected appointment of directors to the Board by the Lenders, the granting of a waiver from the TSXV pricing requirements, and receipt of required regulator and shareholder approvals, the creation of one or more control persons under applicable securities laws, the anticipated government funding, the Company’s continued eligibility for U.S. Department of Defense grants, the expected ramp-up and commissioning of the cobalt sulfate refinery, Electra’s strategic role in reshoring North America’s battery materials supply chain, and the Company’s future growth plans, including nickel refining and battery recycling. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “will,” “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “will,” “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include failure to obtain required approvals or satisfy closing conditions, changes in government policy or funding commitments, delays in construction or commissioning of the refinery, inability to complete the Transaction or Equity Financing on the proposed terms and general economic, market, and geopolitical conditions. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this material change report, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.